						EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31,		Year Ended December 31,
	(Unaudited)
	2013	2012	2012	2011	2010	2009	2008 1
Earnings:
Income (loss) from continuing operations before income taxes	$5,330	$5,517	$10,439	$6,716	$18,238	$18,518	$(4,572)
Equity in net income of affiliates included above	(185)	(223)	(752)	(784)	(762)	(734)	(819)
Fixed charges	1,213	1,232	4,943	4,900	4,786	5,071	4,943
Distributed income of equity affiliates	-	-	137	161	161	317	164
Interest capitalized	(66)	(65)	(263)	(162)	(772)	(740)	(659)

Earnings, as adjusted	$6,292	$6,461	$14,504	$10,831	$21,651	$22,432	$-

Fixed Charges:
Interest expense	$827	$859	$3,444	$3,535	$2,994	$3,368	$3,369
Interest capitalized	66	65	263	162	772	740	659
Dividends on preferred securities	-	-	-	-	-	-	4
Portion of rental expense representative of interest factor	320	308	1,236	1,203	1,020	963	911

Fixed Charges	$1,213	$1,232	$4,943	$4,900	$4,786	$5,071	$4,943

Ratio of Earnings to Fixed Charges	5.19	5.24	2.93	2.21	4.52	4.42	-

1 Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.